UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30322 / December 27, 2012

_____

In the Matter of   :
                                                   :
DEFINED ASSET FUNDS CORPORATE   :
   INCOME FUND 10th INSURED SERIES:
18925 Base Camp Rd., Suite 203   :
Monument, CO 80132   :
                                                   :
(811-2295)   :
_____ :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Defined Asset Funds Corporate Income Fund 10th Insured Series filed an application on
September 5, 2012, and an amendment on November 20, 2012, requesting an order under
section 8(f) of the Act declaring that it has ceased to be an investment company.

On November 30, 2012, a notice of filing of the application was issued (Investment Company
Act Release No. 30287). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                        Kevin M. O'Neill
                                        Deputy Secretary